UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Internet Brands, Inc.
(Name of Issuer)
Common Stock, Class A, par value $0.001 per share
(Title of Class of Securities)
460608102
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460608102	Page	2	of	8

1	NAMES OF REPORTING PERSONS Idealab

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	460608102	Page	3	of	8

1	NAMES OF REPORTING PERSONS Idealab Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	460608102	Page	4	of	8

1	NAMES OF REPORTING PERSONS William Gross

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	460608102	Page	5	of	8

Item 1(a).	Name of Issuer:

Internet Brands, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

909 North Sepulveda Blvd., 11th Floor, El Segundo, CA 90245

Item 2(a).	Name of Person Filing:
(i)	Idealab, a California corporation;

(ii)	Idealab Holdings, L.L.C., a Delaware limited liability Company (“Idealab Holdings”); and

(iii)	William Gross, a citizen of the United States.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
(i)	Idealab 130 W. Union Street Pasadena, CA 91103

(ii)	Idealab Holdings, L.L.C. 130 W. Union Street Pasadena, CA 91103

(iii)	William Gross c/o Idealab 130 W. Union Street Pasadena, CA 91103

Item 2(c).	Citizenship:
(i)	Idealab is a California corporation.

(ii)	Idealab Holdings, L.L.C. is a Delaware limited liability company.

(iii)	William Gross is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share (“Class A Common Stock”).

Item 2(e).	CUSIP Number:

460608102

Item 3.	Not Applicable.

CUSIP No.	460608102	Page	6	of	8

Item 4.	Ownership.[1]

The following information is provided as of December 31, 2010.

(a) Amount beneficially owned:
(i)	0 shares of Class A Common Stock for Idealab;

(ii)	0 shares of Class A Common Stock for Idealab Holdings; and

(iii)	0 shares of Class A Common Stock for William Gross.

(b) Percent of class:
(i)	0% for Idealab;

(ii)	0% for Idealab Holdings; and

(iii)	0% for William Gross.

(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

0 shares of Class A Common Stock for Idealab;

0 shares of Class A Common Stock for Idealab Holdings; and

0 shares of Class A Common Stock for William Gross.

(ii)	Shared power to vote or to direct the vote:

0 shares of Class A Common Stock for Idealab;

0 shares of Class A Common Stock for Idealab Holdings; and

0 shares of Class A Common Stock for William Gross.

(iii)	Sole power to dispose or to direct the disposition of:

0 shares of Class A Common Stock for Idealab;

0 shares of Class A Common Stock for Idealab Holdings; and

0 shares of Class A Common Stock for William Gross.

(iv)	Shared power to dispose or to direct the disposition of:

0 shares of Class A Common Stock for Idealab;

0 shares of Class A Common Stock for Idealab Holdings; and

0 shares of Class A Common Stock for William Gross.

[1]	On December 17, 2010, the Issuer was acquired in a merger transaction. As part of the merger, each share of the Issuer’s Class A Common Stock and Class B Common Stock converted into the right to receive $13.35 in cash, without interest and less any applicable withholding taxes. Accordingly, the reporting persons no longer beneficially own any shares of the Issuer’s Class A Common Stock.

CUSIP No.	460608102	Page	7	of	8

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No.	460608102	Page	8	of	8
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of January 27, 2011.

IDEALAB
By:	/s/ William Gross
	Name:	William Gross
	Title:	Chief Executive Officer

IDEALAB HOLDINGS, L.L.C.
By:	/s/ William Gross
	Name:	William Gross
	Title:	President

WILLIAM GROSS
By:	/s/ William Gross
	Name:	William Gross